

June 5, 2012

Via E-mail
Mr. Dale Reid
Chief Financial Officer
Allegheny Technologies Inc.
1000 Six PPG Place
Pittsburgh, PA 15222-5479

>   **Re:**   **Allegheny Technologies Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2011**
>   **Filed February 27, 2012**
>   **File No. 1-12001**

Dear Mr. Reid:

    We have reviewed your response letter dated May 21, 2012 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Note 17 Commitments and Contingencies, page 79

1.   We note your response to our prior comment one. We note that your environmental managers have detailed knowledge of each site where environmental remediation and other environmental obligations are either known or alleged. We also note that the amounts recorded for environmental remediation obligations represent your best estimate to complete the known work required. Given the specialized knowledge of your environmental managers and third-party consultants and your ability to estimate costs to complete known work, it is unclear to us why you cannot also estimate potential losses in excess of amounts accrued. Please explain further. In addition, we remind you that ASC 450 requires you to disclose whether reasonably possible losses in excess of amounts accrued may be material to your financial statements, not whether these amounts may be material to a decision to buy or sell your securities. Therefore, please revise your disclosure in future filings to comply with the ASC 450 requirements.

2.   We note your response to our prior comment two. It continues to be unclear to us why you cannot estimate the amount of reasonably possible losses in excess of amounts accrued for your pending lawsuits, claims and proceedings. Please explain further. We again remind you that you are not required to estimate with confidence or precision. In addition, we note your intention to disclosure in future filings that you believe the resolution of these matters would not be material to a decision to buy or sell your securities. We remind you that ASC 450 requires you to disclose whether reasonably possible losses in excess of amounts accrued may be material to your financial statements, not whether these amounts may be material to a decision to buy or sell your securities. Therefore, please revise your disclosure in future filings to comply with the ASC 450 requirements.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief